Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
We consent to the use of our report dated February 20, 2025, with respect to the consolidated financial statements of Rio Tinto Group (comprising Rio Tinto plc and Rio Tinto Limited, together with their subsidiaries), and the effectiveness of internal control over financial reporting, incorporated herein by reference.

/s/ KPMG LLP .	/s/ KPMG .
KPMG LLP	KPMG
London, United Kingdom	Perth, Australia
7 March 2025	7 March 2025

KPMG, an Australian partnership and KPMG LLP, a UK limited liability partnership, are member firms of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by Guarantee.

KPMG Australia’s liability limited by a scheme approved under Professional Standards Legislation.